

23002059

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# SEC Mail Process ANNUAL REPORTS
# FORM X-17A-5
NOV 2 3 2023       **PART III**

Washington, DC   **FACING PAGE**

| SEC FILE NUMBER |
| --- |
| 8-32815 |

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2022** AND ENDING **09/30/2023**

MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bernardi Securities, Inc. and Subsidiary**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**423 Central Avenue**

(No. and Street)

| **Northfield** | **Illinois** | **60093** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Ronald P. Bernardi** | **312-281-2000** | rbernardi@bernardisecurities.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**DeMarco Sciaccotta Wilkens & Dunleavy, LLP**

(Name – if individual, state last, first, and middle name)

| 20646 Abbey Woods Ct. N, Ste 201 | **Frankfort** | **Illinois** | **60423** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/21/20 10 | 5376 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ronald P. Bernardi _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bernardi Securities Inc and Subsidiary _____, as of 9/30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LISA EVENSKY
Official Seal
Notary Public - State of Illinois
My Commission Expires Oct 15, 2024

Notary Public

Signature: _____

Title: _____
President and CEO

**This filing** contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bernardi Securities, Inc. and Subsidiary

**Opinion on the Financial Statement**

We have audited the accompanying consolidated statement of financial condition of Bernardi Securities, Inc. and Subsidiary (the "Company") as of September 30, 2023, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of Bernardi Securities, Inc. and Subsidiary as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bernardi Securities, Inc. and Subsidiary's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
November 27, 2023

## BERNARDI SECURITIES, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2023

### ASSETS

**CURRENT ASSETS:**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 135,086 |
| Interest receivable | | 26,202 |
| Securities held for sale | | 12,140,678 |
| Clearing fund deposit | | 100,000 |
| Prepaid other expenses | | 175,162 |
| Prepaid income taxes | | 6,927 |
| Other current assets | | 299,480 |
| Total current assets | $ | 12,883,535 |

**PROPERTY AND EQUIPMENT:**

| | | |
|---|---:|---:|
| Office equipment | $ 281,333 | |
| Furniture and fixtures | 176,040 | |
| | $ 457,373 | |
| Less — Accumulated depreciation | (372,441) | 84,932 |

**OTHER ASSETS:**

| | |
|---|---:|
| Operating lease right-of-use asset, net of amortization of $378,071 | 586,797 |
| Total assets | $ 13,555,264 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

**CURRENT LIABILITIES:**

| | | |
|---|---|---:|
| Current portion of operating lease liabilities | | $ 132,602 |
| Accrued compensation | | 1,133,991 |
| Due to clearing organization | | 8,477,363 |
| Other accrued liabilities | | 153,159 |
| Total current liabilities | | $ 9,897,115 |

**LONG-TERM OPERATING LEASE LIABILITIES**

| | |
|---|---:|
| | 491,037 |

**SHAREHOLDERS' EQUITY:**

| | | |
|---|---:|---:|
| Common stock, no par value; 2,000 shares authorized; 1,139 shares issued and outstanding | $ 243,532 | |
| Paid in capital | 201,160 | |
| Retained earnings | 2,722,420 | 3,167,112 |
| Total liabilities and shareholders' equity | | $ 13,555,264 |

The accompanying notes are an integral part of this consolidated financial statement.

# BERNARDI SECURITIES, INC. AND SUBSIDIARY

## NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

## SEPTEMBER 30, 2023

___

### (1)    DESCRIPTION OF THE COMPANY:

Bernardi Securities, Inc. (the Company) is an Illinois corporation that is a registered securities broker-dealer, offering primarily municipal, state, U.S. Government and agency, certificates of deposit, and corporate securities.

Bernardi Asset Management, LLC (BAM), a wholly owned subsidiary, is a registered investment advisor with the Securities and Exchange Commission (SEC).

### (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following is a summary of the major accounting policies and practices of the Company which affect significant elements of the accompanying Consolidated Statement of Financial Condition:

#### Basis of Presentation –

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

#### Consolidation Policy –

The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and BAM. Inter-company transactions and balances have been eliminated in the consolidation.

#### Cash and Cash Equivalents –

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash balances at financial institutions which, at times, exceed Federal Deposit Insurance Corporation (FDIC) insured limits. Historically the Company has not experienced any loss of its cash due to this concentration. Management does not believe it is exposed to significant risk with respect to the cash concentrations.

#### Fair Value Measurements –

The Company adopted accounting standards which provide a framework for measuring fair value. The standards define fair value as the exchange price that would be received for an asset, or paid to transfer a liability in the principal market

for the asset or liability in a transaction between market participants on the measurement date. The standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are described below:

*Level 1* - Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

*Level 2* - Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) terms, the Level 2 input must be observable for substantially the full term of the asset or liability.

*Level 3* - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of the assets or liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

## Income Taxes –

Management follows accounting provisions which impose a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold now imposed for claiming deductions on income tax returns. As a result of the implementation, the Company utilized the "more likely than not" criteria and determined that all of their tax positions meet that criteria. Therefore, the Company has not recorded any adjustments or disclosed any situations that arose from uncertain tax positions. The Company is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Company's federal and state income tax returns prior to the year ended September 30, 2020, are closed.

## Leases –

At lease inception, the Company determines whether an arrangement is or contains a lease. Operating leases are included in operating lease right-of-use ("ROU") assets, current operating lease liabilities, and noncurrent operating lease liabilities in the consolidated financial statements. ROU assets represent the Company's right to use leased assets over the term of the lease. Lease liabilities represent the Company's contractual obligation to make lease payments over the lease term.

For operating leases, ROU assets and lease liabilities are recognized at the commencement date. The lease liability is measured at the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating ROU assets are calculated as the present value of the remaining lease payments plus unamortized initial direct costs plus any prepayments less any unamortized lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. The assessment of whether renewal or extension options are reasonably certain to be exercised is made at lease commencement. Factors considered in determining whether an option is reasonably certain of exercise include, but are not limited to, the value of any leasehold improvements, the value of renewal rates compared to market rates, and the presence of factors that would cause a significant economic penalty to the Company if the option were not exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for leases with an initial term of twelve months or less.

While the majority of the Company's leases are gross leases, certain leases contain variable costs based on the lessor's property tax and common area maintenance associated with the leased property. The Company has elected not to separate lease and non-lease components and will instead report these costs as variable lease expenses.

Statement of Changes in Subordinated Liabilities –

The consolidated financial statement does not include a Statement of Changes in Subordinated Liabilities to the claims of general creditors as required under Rule 17a-5(d)(2) of the SEC since no such liabilities existed at September 30, 2023, or at any time during the year then ended.

Property and Equipment –

Property and equipment are stated at cost. Depreciation is calculated over the estimated useful lives of the assets using accelerated methods. The estimated useful lives used are as follows:

| Asset Description | Asset Life |
|---|---|
| Office equipment | 3 – 5 years |
| Furniture and fixtures | 5 years |

Use of Estimates in Preparation of the Consolidated Financial Statement –

The preparation of the consolidated financial statement, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statement. Actual results could differ from those estimates.

(3)     REVENUE RECOGNITION:

Principal Transactions –

Revenues are recognized when control of the promised products or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products or services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the

products or services before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligation, inventory risk before the products or services are transferred and discretion in establishing the price.

## Underwriting Fees –

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date for the portion the Company is contracted to buy. The Company believes that the trade date, when sold to investors, is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expenses at the time the related revenues are recorded. In the event that transactions are not completed, and the securities are not issued, the Company immediately expenses those costs.

## Commission Revenue –

Commission revenue is paid to the Company by plan sponsors and consists of distribution assistance, 12B-1 fees, and 529 plan fees. This revenue represents gross sales commissions generated by the Company for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation.

The Company is the principal party for commission revenue, as they are responsible for the execution of the clients' purchases and sales.

## Advisory Revenue –

Advisory revenue, generated entirely through BAM, generally represents fees charged for portfolio management and investment advisory services to BAM clients. Revenue is calculated, and paid, based on the current market value of the clients underlying portfolio at the end of each calendar quarter, and earned ratably over the next successive quarter as the services are performed.

### (4)  FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following are the major categories of investments measured at fair value, on a recurring basis, as of September 30, 2023, using quoted prices in active markets for identical assets (Level 1); significant other observable inputs (Level 2); and significant unobservable inputs (Level 3):

|  | Fair Value | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| Municipal Bonds | $ 12,140,678 | $ - | $ 12,140,678 | $ - |

### (5)  SECURITIES HELD FOR SALE:

The Company is a broker-dealer in municipal, state, U.S. Government and agency, certificates of deposit, and corporate securities. At September 30, 2023, these securities were classified as "trading" and reported at fair value. At September 30, 2023, these securities had a fair value of $12,140,678, with a cost of $12,209,009.

### (6)  LEASE COMMITMENTS:

The Company leases office and storage facilities, from a related party owned by a majority of the Company's stockholders, for its corporate offices in Northfield, Illinois under an operating lease expiring in 2028. Under the terms of the lease, the monthly rent is $11,250 per month, with payments increasing 2% in June of each successive year. In addition to base rent, the Company is required to make monthly installments for their proportionate share of operating expenses and real estate taxes.

The Company leased office equipment under a sixty-month operating lease which expired in February 2023. Under the terms of the lease, the monthly rent was $1,160 per month for the duration of the lease.

The Company leases a facility in Peru, Illinois on a month-to-month basis. The Company paid monthly rent of $525 per month through October 2022. In November 2022, the lease was renewed, and the monthly rent payments were increased to $600.

The Company leases a facility in O'Fallon, Illinois on a month-to-month basis. The Company pays monthly rent of $300 per month.

The components of leases for the year were as follows:

| | |
|---|---|
| Weighted average remaining lease term - operating lease | 4.42 years |
| Weighted average discount rate - operating lease | 1.56% |

Future operating lease maturities for the years ending September 30, are as follows:

| | | |
|---|---|---|
| 2024 | $ | 141,390 |
| 2025 | | 144,218 |
| 2026 | | 147,103 |
| 2027 | | 150,045 |
| 2028 | | 63,347 |
| Total | $ | 646,103 |
| Less: amount representing interest | | (22,464) |
| Total lease liabilities | $ | 623,639 |

## (7)    SOFTWARE LICENSE AND MAINTENANCE AGREEMENTS:

The Company had a thirty-six-month software license and maintenance agreement which expired in December 2022. Annual payments for the software were $75,000, payable quarterly, for the duration of the contract. This license agreement was renewed for 36 months in February 2023, with annual payments of $31,000 for the duration of the contract.

The Company signed a twenty-four-month software and data license agreement (with an additional twenty-four-month automatic extension) in July 2023. Monthly payments for the software are $9,021 for the duration of the contract.

The Company has a sixty-month software license and maintenance agreement which expires in September 2026. Monthly payments for the software are $998 for the duration of the contract.

The future minimum commitments for the years ending September 30, are as follows:

| | | |
|---|---|---|
| 2024 | $ | 151,222 |
| 2025 | | 151,222 |
| 2026 | | 130,556 |
| 2027 | | 81,189 |
| | $ | 514,189 |

## (8)    RETIREMENT PLAN:

The Company maintains a defined contribution profit sharing plan with a 401(k) feature which permits pre-tax employee contributions. The plan covers all full-time employees who have met the minimum hours and service as required by the plan. Employer contributions to the plan are at the discretion of the Board of Directors. However, this discretion is subject to a minimum funding requirement of three percent of eligible participants' wages.

## (9)    FINANCING AGREEMENT WITH CLEARING ORGANIZATION:

Among other items contained in the clearing agreement between the Company and Pershing LLC (Pershing), the Company has a financing agreement whereby Pershing will provide financing to the Company in order to purchase securities. The interest rate charged on this financing is the Pershing Cost of Funds rate (6.51% at September 30, 2023) plus fifty basis points. Pershing uses the Company's securities held for sale (inventory) as collateral for the financing with the amount financed limited by the inventory and the Company's net capital requirements. Based upon the Company's inventory and its net capital, the additional amount available for financing securities would be approximately $14,600,000 as of September 30, 2023.

## (10)    NET CAPITAL REQUIREMENTS:

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain net capital equivalent to $250,000 or six and two-thirds percent of aggregate indebtedness, whichever is greater, as these terms are defined. The net capital rule may potentially impact the amount of cash dividends.

Net capital changes from day to day, but as of September 30, 2023, the Company had net capital and net capital requirements of $1,776,370 and $250,000, respectively, leaving excess net capital of $1,526,370. The percentage of aggregate indebtedness to net capital

as of September 30, 2023, was approximately seventy-four percent. The SEC Rule (Rule 15c3-1) requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or 1,500 percent. Under this rule, the Company could borrow up to $26,600,000 as of September 30, 2023.

## (11)   FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. An estimate of the possible loss cannot be made based upon the quantity and size of all transactions. Management believes they are not exposed to significant off-balance sheet risk with respect to the execution and settlement of various securities transactions.

## (12)   SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to September 30, 2023, to determine the need for any adjustments to, and/or disclosures within, the audited consolidated statement of financial condition for the year then ended. Management has performed this analysis through the report date, which is the date the consolidated statement of financial condition was available to be issued.